STATE OF DELAWARE
CERTIFICATE OF FORMATION
OF LIMITED LIABILITY COMPANY

The undersigned authorized person, desiring to form a limited liability company pursuant to the Limited Liability Company Act of the State of Delaware, hereby certifies as follows:

1.   The name of the limited liability company is Home to Harmony Productions, LLC .

2.   The Registered Office of the limited liability company in the State of Delaware is located at 2140 S. Dupont Hwy (street), in the City of Camden , Zip Code 19934 . The name of the Registered Agent at such address upon whom process against this limited liability company may be served is Paracorp Incorporated .

By: /s/Jonathan Bell
Authorized Person

Name: Jonathan Bell
Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:18 PM 12/09/2024
FILED 03:18 PM 12/09/2024
SR 20244431669 - File Number 10030787